                                 UNITED STATES        Page 1 of 7 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                HGI Realty, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   404187106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Bryan J. Tomasek, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                          Washington, D.C.  20004-1202
                                 (202) 942-5080
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 10, 1996
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 404187106                   13D                     Page 2 of 7 Pages
          ---------

- --------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan Glen
- --------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                    (a) [ ]
                                                                    (b) [X]

- --------------------------------------------------------------------------------
   3       SEC USE ONLY

- --------------------------------------------------------------------------------
  4        SOURCE OF FUNDS/*/

           OO
- --------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)
           [ ]
- --------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
- ------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
         NUMBER OF
          SHARES                       1,143,902 (1)
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY             8        SHARED VOTING POWER
           EACH
         REPORTING                     91,792 (2)
          PERSON          ------------------------------------------------------
           WITH               9        SOLE DISPOSITIVE POWER

                                       1,143,902 (1)
                          ------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       91,792 (2)
- --------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,235,694
- --------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES/*/    [ ]

- --------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.9% (3)
- --------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON/*/

           IN
- --------------------------------------------------------------------------------

(1) Includes 403,173 shares of common stock owned directly by the Reporting Person and 11,072 shares of common stock held by two trusts of which the Reporting Person is a trustee. Also includes 729,657 units of limited partnership interest ("Units") in Horizon/Glen Outlet Centers Limited Partnership in which HGI Realty, Inc. is the general partner. Units generally are exchangeable for shares of common stock (or cash at the option of the general partner) on a one-for-one basis subject to adjustment.

(2)    Reflects 91,792 Units.

(3) Includes 165,488 Units held by the Reporting Person's spouse, as to which beneficial ownership is disclaimed.

CUSIP No. 404187106                   13D                     Page 3 of 7 Pages
          ---------

                        AMENDMENT NO. 2 TO SCHEDULE 13D
                        -------------------------------


     This Amendment No. 2 to Schedule 13D is filed by Alan Glen with regard to the common stock, par value $.01 per share, of as HGI Realty, Inc. Pursuant to Rule 13d-2(c) of Regulation 13D-G, this Amendment No. 2 restates the text of
Schedule 13D to reflect certain information as of the date hereof. This Amendment No. 2 should be read in conjunction with, and is qualified in its entirety by reference to, Schedule 13D and Amendment No. 1 thereto.


Item 1.   Security and Issuer.
          -------------------

     The title of the class of equity securities to which this Amendment No. 2 relates is the common stock, par value $.01 per share, of HGI Realty, Inc. ("HGI Common Stock"). The address of the principal executive offices of HGI Realty, Inc. ("HGI") is 5000 Hakes Drive, Norton Shores, Michigan 49441.

Item 2.   Identity and Background.
          -----------------------

     (a)  This statement is filed on behalf of Alan Glen.

     (b) Alan Glen's business address is 8251 Greensboro Drive, Suite 200, McLean, Virginia 22102.

     (c) Alan Glen is the retired Chairman of the Board of Directors of HGI. The principal offices of HGI are located at 5000 Hakes Drive, Norton Shores, Michigan 49441.

     (d) During the last five years, Alan Glen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Alan Glen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Alan Glen is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Alan Glen acquired beneficial ownership of HGI Common Stock in connection with the Reorganization (as defined in the response to Item 4 below) in exchange for common stock of McArthur/Glen Realty Corp. ("McArthur/Glen") and units of limited partnership interest in McG Outlet Centers Limited Partnership ("McG Partnership"), a Delaware limited partnership in which McArthur/Glen was the sole general partner.

CUSIP No. 404187106                   13D         Page 4 of 7 Pages
          ---------

Item 4.   Purpose of Transactions.
          -----------------------

     On July 14, 1995, pursuant to an Amended and Restated Agreement and Plan of Reorganization dated as of March 13, 1995 by and among McArthur/Glen, McG Partnership, Horizon Outlet Centers, Inc. ("Horizon"), Horizon Outlet Centers Limited Partnership ("Horizon Partnership") and Horizon/Glen Outlet Centers Limited Partnership ("Horizon/Glen Partnership"), a related Amended and Restated Agreement and Plan of Corporate Merger dated as of March 13, 1995 by and between McArthur/Glen and Horizon (the "Merger Agreement"), and a related Amended and Restated Partnership Consolidation Agreement dated as of March 13, 1995 by and among McG Partnership, Horizon Partnership and Horizon/Glen Partnership (the "Consolidation Agreement"), McArthur/Glen was merged with and into Horizon, with Horizon as the surviving corporation under the name of HGI Realty, Inc., and McG Partnership and Horizon Partnership were consolidated with Horizon/Glen Partnership (the "Reorganization"). HGI is the sole general partner in Horizon/Glen Partnership. Under the terms of the Merger Agreement, at the effective time of the Merger, each share of McArthur/Glen common stock issued and outstanding immediately prior to the effective time was converted into
0.64 shares of HGI Common Stock. Under the terms of the Consolidation
Agreement, at the effective time of the Consolidation, each unit of limited partnership interest in McG Partnership was converted into 0.64 units of limited partnership interest in Horizon/Glen Partnership.

     Alan Glen does not now have any plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HGI or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of HGI or any of its subsidiaries; (iii) any change in the present Board of Directors or management of HGI, including any change in the number or term of HGI directors or the filling of any existing vacancies on the Board of Directors of HGI, except as set forth in the Amended and Restated Bylaws of HGI currently in effect;
(iv) any material change in the present capitalization or dividend policy of HGI; (v) any other material change in the business or corporate structure of HGI; (vi) changes in HGI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HGI by any person; (vii) causing a class of securities of HGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of HGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     Mr. Glen reserves the right to dispose of securities of HGI from time to time on terms then obtainable as conditions appear favorable for doing so.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is amended as follows:

     (a) Alan Glen owns of record 403,173 shares of HGI Common Stock and is the trustee of two trusts that hold 11,072 shares of HGI Common Stock. Alan Glen also may be deemed to beneficially own, directly or indirectly, 1,143,902 Units. In addition, Alan Glen's spouse owns 165,488 Units as to which beneficial ownership is disclaimed. Subject to certain restrictions, such Units are exchangeable for shares of HGI Common Stock on a one-for-one
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CUSIP No. 404187106                   13D                     Page 5 of 7 Pages
          ---------

basis. Accordingly, for purposes of Section 13(d) of the Act, Alan Glen may be deemed to own beneficially approximately 6.9% of the outstanding shares of HGI Common Stock.

     (b) Alan Glen has sole voting and investment power with respect to the 403,173 shares of HGI Common Stock that he owns of record, the 11,072 shares of HGI Common Stock held by the trusts of which he serves as trustee, and 729,657 shares of HGI Common Stock that he may acquire upon conversion of Units. Alan Glen shares with Cheryl McArthur voting and investment power with respect to 91,792 shares of HGI Common Stock that may be acquired upon conversion of Units. Such shared voting and investment power arises from the control by Alan Glen and Cheryl McArthur of the general partners of certain limited partnerships that own Units.

          Since the filing of Schedule 13D (as amended by Amendment No. 1), the number and percentage of shares of HGI Common Stock beneficially owned, directly or indirectly, by Alan Glen have changed primarily as a result of (i) the redemption by Cheryl McArthur of certain beneficially-held Units; (ii) the gift of certain units by Alan Glen; (iii) the dissolution of a corporation affiliated with Alan Glen, the distribution of its Units to the stockholders thereof, including Mr. Glen, and the subsequent conversion of such Units into HGI Common Stock and the sale of such shares in the open market by Mr. Glen; and (iv) the exchange by certain entities affiliated with Alan Glen of Units for shares of HGI Common Stock and the distribution of such shares to the stockholders and/or partners entitled thereto, including Mr. Glen, all of which transactions are described in paragraph (c) below.

     (c) On or about January 16, 1996, Cheryl McArthur redeemed 30,000 Units in a limited partnership over which she and Mr. Glen have shared voting and investment power.

          On March 29, 1996, Alan Glen made a gift of 30,000 Units directly owned by him.

          On or about February 15, 1996, an entity affiliated with Alan Glen exchanged 184,589 Units for shares of HGI Common Stock and distributed such shares to the stockholders entitled thereto. Mr. Glen received 72,267 shares and subsequently sold them in a series of open market transactions described immediately below. In each instance, the sales price for such shares of HGI Common Stock is the price per share prior to deduction for commissions or other expenses of sale.

               Date                   Number of Shares  Price Per Share

               March 25, 1996               1,000         $ 22.375
               May 13, 1996                20,200         $ 21.291
               May 17, 1996                 3,800         $ 21.375
               May 20, 1996                 2,700         $ 21.500
               May 22, 1996                44,567          $21.7456

          On May 22, 1996, Mr. Glen sold 12,733 shares of HGI Common Stock directly owned by him in the open market, at a per-share price of $21.7456.

          Effective June 10, 1996, a corporation affiliated with Alan Glen exchanged 8,684 directly-held Units for shares of HGI Common Stock and distributed such shares to the

CUSIP No. 404187106                   13D                     Page 6 of 7 Pages
          ---------

stockholders entitled thereto. Mr. Glen received 4,255 shares as a stockholder of such corporation.

          Effective June 10, 1996, a limited partnership affiliated with Alan Glen exchanged 10,842 beneficially-held Units for shares of HGI Common Stock and distributed such shares to the partners entitled thereto. Mr. Glen received 9,614 shares (8,434 shares as an individual partner and 1,180 shares as a stockholder of a corporate partner of such partnership).

          Effective June 10, 1996, a limited partnership affiliated with Alan Glen exchanged 11,786 beneficially-held Units for shares of HGI Common Stock and distributed such shares to the partners entitled thereto. Mr. Glen received 360 shares (169 shares as an individual partner and 191 shares as a stockholder of a corporate partner of such partnership).

          Effective June 10, 1996, a limited partnership affiliated with Alan Glen exchanged 37,226 beneficially-held Units for shares of HGI Common Stock and distributed such shares to Mr. Glen as an individual partner of such partnership.

       (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings
- ------
        or Relationships with Respect to
        Securities of the Issuer.
        ---------------------------------------

        Not applicable.


Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

        Not applicable.

CUSIP No. 404187106                   13D                     Page 7 of 7 Pages
          ---------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          June 14, 1996            /s/Alan Glen
          -------------            --------------------------
             (Date)                Alan Glen